Exhibit 99.1

COSCIENS Comments on Unusual Market Activity

TORONTO, ONTARIO, April 7, 2026 – COSCIENS Biopharma Inc. (TSX: CSCI) (OTCQB: CSCIF) (“COSCIENS” or the “Company”) is issuing this news release in response to unusual market activity. While the Company does not normally comment on market activity or market speculation, the Company confirms that it is not aware of any material undisclosed information relating to the Company that would account for the recent increase in trading activity in, and trading price of, the Company’s common shares.

About COSCIENS Biopharma Inc.

COSCIENS is a life science company focused on the development of natural, plant-based active ingredients, leveraging the Company’s proprietary manufacturing and extraction technologies to develop Avenanthramides and Beta Glucan active ingredients currently used in leading skincare brands worldwide. The Company’s common shares are listed on the TSX under the symbol “CSCI” and are listed and posted for trading on the OTCQB® Venture Market under the symbol “CSCIF”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Issuer Contact:

Peter H. Puccetti

Interim CEO and Chairman of the Board

pp@cosciensbio.com

Giuliano La Fratta

Chief Financial Officer

glafratta@cosciensbio.com

Investor Contact:

IR@cosciensbio.com